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[press release/letterhead/logo]

RIDDELL SPORTS INC.
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900 THIRD AVENUE, 27TH FLOOR, NEW YORK, NEW YORK 10022     (212) 826-4300
                                                     FAX:  (212) 826-5006

                                               Contact:  David Groelinger
                                                  Chief Financial Officer



                     RIDDELL SIGNS LETTER OF INTENT
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                       RIDDELL TO BECOME EXCLUSIVE
                           UMBRO LICENSEE FOR
                     TEAM SOCCER PRODUCTS IN THE U.S.


New York, N.Y., September 15, 1998, - - Riddell Sports Inc. (NASDAQ: RIDL) today announced that it had signed a letter of intent with Umbro
International, Inc. to become Umbro's exclusive licensee for branded team soccer apparel and equipment (including footwear) in the United States, Puerto Rico and the U.S. Virgin Islands.

Umbro, which was founded in England in 1924, is currently one of the leading worldwide soccer brands with sales of over $500 million, and the brand is recognized among soccer players and fans throughout the world as a superior provider of soccer apparel and equipment.

Soccer is now played in over 190 countries and is the world's most popular game. In the United States, where Umbro is a leading grass roots sponsor of soccer, there are over seven million frequent participants and soccer is the country's fastest growing team sport according to industry sources. Umbro entered the U.S. market in 1972 and has played a significant role in the sport's growth, consistently ranked among the leaders in soccer apparel and equipment sales for team play.

David Mauer, Riddell's President & CEO, commented that, "Umbro is one of the truly great authentic global sports brands. The brand has a very strong following among soccer players and coaches in the U.S. and Umbro's retailers have played an important role in the expanding the market for Umbro products. We are very fortunate to have the opportunity to work with these retailers and to market this brand alongside our leading Riddell and Varsity brands."

Mr. Mauer went on to say, "Riddell set out to become a broad supplier of athletic game uniforms and equipment for all team sports. This fall we plan to enter the custom uniform market covering a wide array of sports. Our effort in this regard will devote special attention to servicing women's athletic teams, the fastest growing segment of the team market. The Umbro brand has a very strong following among both male and female soccer players and is perfectly positioned to augment our entry into this vibrant sport. We couldn't imagine a better fit with our direction in team sports."

The Company also noted that while the letter of intent provides that Riddell will be the exclusive licensee for team apparel, equipment and footwear to soccer specialty stores and sporting goods team dealers, Signal Apparel will become the exclusive licensee for Umbro products to be sold in department, sporting goods and specialty retail stores. Umbro has historically had a significant presence in upscale retailers of active athletic apparel. Signal and Riddell will work together to promote the brand in the U.S. The two companies have worked together for over five years as Signal is a Riddell licensee for certain casual athletic wear.

Riddell Sports Inc. provides institutional sporting goods and school spirit products and services to educational and recreational organizations through its national sales force. The Company is the world's leading manufacturer and reconditioner of football protective equipment and the nation's leading supplier of products and services to the school spirit industry. The Company's consumer products group markets miniature and full-size helmets for collectors and licenses the Riddell and MacGregor trademarks for use on athletic footwear and apparel.